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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                Amendment No. 2

                               ----------------

                           UNISOURCE WORLDWIDE, INC.
                           (Name of Subject Company)

                           ATLANTA ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  909208 10 0
                     (CUSIP Number of Class of Securities)

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                             James F. Kelley, Esq.
                 Senior Vice President Law and General Counsel
                          Georgia-Pacific Corporation
                              133 Peachtree, N.E.
                               Atlanta, GA 30303
                                 (404) 652-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                With Copies to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on May 28, 1999 (the "Schedule 14D-1") relating to an offer by Atlanta Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Unisource Worldwide, Inc., a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as exhibits to the Schedule 14D-1.

Item 11. Materials to be Filed as Exhibits.

  Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

    Exhibit (a)(11) Letter of National City Bank to Participants of the Company Dividend Reinvestment and Share Purchase Plan.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 1999

                                          ATLANTA ACQUISITION CORP.

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Vice President and
                                           Secretary



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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 1999

                                          GEORGIA-PACIFIC CORPORATION

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Senior Vice President Law
                                           and General Counsel



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